BONE BIOLOGICS CORPORATION

2 Burlington Woods Drive, Suite 100

Burlington, MA 01803

June 13, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Bone Biologics Corporation
Registration Statement on Form S-1
Filed June 13, 2023
File No. 333-271558

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Bone Biologics Corporation, a Delaware corporation, respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:30 p.m., Eastern Time, on Wednesday, June 14, 2023 or as soon thereafter as is practicable. Please call our CFO, Deina Walsh at 585-775-7014 to provide notice of effectiveness.

Very truly yours,

BONE BIOLOGICS CORPORATION

By:	/s/ Jeffrey Frelick
Jeffrey Frelick
Chief Executive Officer